

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2023

Wang Hua
Chief Financial Officer
PetroChina Company Limited
9 Dongzhimen North Street
Dongcheng District, Beijing 100007
The People's Republic of China

> **Re: PetroChina Company Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2022**
> **Response dated October 11, 2023**
> **File No. 001-15006**

Dear Wang Hua:

We have reviewed your October 11, 2023 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 14, 2023 letter.

Form 20-F for Fiscal Year Ended December 22, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 122

1. We note that you do not believe that any members of your board of directors, including those who are members or officials of the CPC Leadership Team of CNPC, are Chinese Communist Party officials. Please clarify the basis for this statement given Article 33 of the Chinese Communist Party Constitution addresses the leading Party members groups or Party committees of state-owned enterprises, indicating they should play a leadership role and discuss and decide on major issues of their enterprise in accordance with regulations. In your response, please address the following:

   • Please explain to us in reasonable detail the roles and responsibilities of the CPC Leadership Team of CNPC, including how they participate in deciding the major issues of their enterprise and the extent to which this group approves and directs major decisions and activities of their enterprise.

- Please provide us with a detailed explanation of the roles and responsibilities of each of your directors who is also an official or member of the CPC Leadership Team of CNPC on PetroChina's operations and major decisions.

- Please explain to us in more detail how you considered whether the CPC Leadership Team of CNPC has effectively been appointed by or is effectively acting as an agent for the Chinese Communist Party and whether the functions of this role would reasonably meet a definition of a Chinese Communist Party official.

2. We note your responses to prior comment 3 and to comment 4 in our letter dated August 4, 2023. Neither of these responses clearly indicates the steps you have taken to determine whether any director of any of your consolidated entities is an official of the Chinese Communist Party or your conclusion as to this matter. As such, we re-issue the comment. Please tell us whether any member of the board of directors of any of your consolidated entities is an official of the Chinese Communist Party and supplementally describe the steps you have taken to confirm this. For instance, please tell us how the board members' current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

Please contact Jennifer Gowetski at 202-551-3401 or Jennifer Thompson at 202-551-3737 with any other questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Kyungwon Lee